CM



02003938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 01 2002
535

hours per response . . . 12.00

SEC FILE NUMBER
8- 52323

3/7/02 FU

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Street
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric W. Falkeis (414) 765-5301
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

Quasar Distributors, LLC

(A Wholly-Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition
December 31, 2001

(With Report of Independent Accountants Thereon)

Quasar Distributors, LLC
(a wholly-owned subsidiary of U.S. Bancorp)
Table of Contents



PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Managers and Member
of Quasar Distributors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Quasar Distributors, LLC (a wholly-owned subsidiary of U.S. Bancorp) (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2002

Quasar Distributors, LLC
(a wholly-owned subsidiary of U.S. Bancorp)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,841,822
Commissions and fees receivable	493,105
Office equipment, net of accumulated depreciation of $2,111	10,184
Goodwill	764,410
Other assets	129,945
Total assets	$ 3,239,466

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to mutual funds	$ 265,411
Current income taxes payable	434,327
Accrued expenses and other liabilities	67,592
Total liabilities	767,330
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	1,222,136
Total member's equity	2,472,136
Total liabilities and member's equity	$ 3,239,466

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Significant Accounting Policies

a. Organization

Quasar Distributors, LLC (the "Company") was incorporated in the State of Delaware and commenced operations on January 21, 2000. The Company is a wholly-owned subsidiary of U.S. Bancorp (the "Bank").

The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all fifty states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

On October 1, 2001, the Company acquired all of the common stock of First Fund Distributors, Inc., another registered broker-dealer. The Company recorded assets, primarily consisting of cash, investments and accounts receivable of approximately $355,000 and liabilities, primarily consisting of accounts payable, accrued expenses and income taxes payable of approximately $119,000 associated with this transaction. The Company has recorded goodwill related to the transaction in its statement of financial condition.

The Company claims exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

b. Cash and Cash Equivalents

The Company considers investments in money market mutual funds to be cash equivalents.

c. Office Equipment

Office equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives.

d. Income Taxes

The Company is included in the consolidated Federal income tax return of the Bank. Income taxes are provided on a separate company basis and payments are received from or remitted to the Bank. At December 31, 2001, the Company has no material temporary differences.

e. Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Net Capital Requirement

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital, the amount of which was $51,155 at December 31, 2001. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2001, the Company had adjusted net capital of $1,040,103, which was $988,948 in excess of its minimum required net capital of $51,155. The Company's aggregate indebtedness to net capital ratio was 0.74 to 1 at December 31, 2001.

3. Related Party Transactions

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund, a money market mutual fund which is sponsored by the Bank.

At December 31, 2001, the Company has outstanding commission and fee receivables of $159,065 from certain First American mutual funds, which are sponsored by the Bank.

During the year ended December 31, 2001, the Bank paid certain employee expenses on behalf of the Company of approximately $110,000, which are not reflected in the statement of financial condition at December 31, 2001.

4. Payable to Mutual Funds

Amounts payable to mutual funds represent cash received by the Company which is available for payment of the mutual funds' 12b-1 fees. This cash is invested in the First American Treasury Reserve Fund until a request for disbursement is received from a mutual fund.



PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5

To the Board of Managers and Member
of Quasar Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Quasar Distributors, LLC (a wholly-owned subsidiary of U.S. Bancorp) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2002